Exhibit 12.1
ALBEMARLE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except for Ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments	$213,179	$538,442	$368,212	$482,531	$368,489
Fixed Charges:
Interest expense (before capitalized interest)	43,774	37,701	38,777	39,992	26,624
Portion (1/3) of rents representing interest factor	10,641	10,241	11,028	10,298	9,669
Total fixed charges	54,415	47,942	49,805	50,290	36,293
Amortization of capitalized interest	2,163	1,987	1,527	1,242	1,214
Distributed income of unconsolidated investments	40,688	21,632	26,908	23,685	16,414
Interest capitalized	(2,416)	(6,142)	(5,977)	(2,418)	(1,091)
Net income attributable to noncontrolling interests (net of tax)	(27,590)	(26,663)	(18,591)	(28,083)	(13,639)
Pre-tax income from continuing operations before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and net income attributable to noncontrolling interests that have not incurred fixed charges	$280,439	$577,198	$421,884	$527,247	$407,680
Ratio of earnings to fixed charges	5.2	12.0	8.5	10.5	11.2